UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		September 30, 2011
2. State Identification Number:
AL
	25681,

25685,

25686,

25689,

35407,

37052,

39491,

42611,

43023,

43581
AK
	600692
46,

60038241
,

60069928
,
	600382
38,

60038242
,

60038244
,

60057698
,

60059672
,

60063720
AZ	8465,

40607,

40470,

40474,

45014,

49019,

54306,

60272,

60274,

60273,

61385,

62170
AR
	600001
11,

60004611
,

60004612
,

60008576
,

60018755
,

60020406
,

60022913
,

60025941
,

60026407
,

60026871
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

214196,

1032086,

1040956,

1047528,

1055833,

1064394,

1065430,

1066899
DE	8681,

8680,

8682,

8684,

47516,

49264,

51752,

67530,

67909,

68331
DC	60012563,

60012558,

60012565,

60012570,

60027597,
	60031420

60036359,

60042569,

60042566,

60042567,

60043025
FL	*
GA	SC-
MF-
040734

HI	*
ID
	48844,

48841,

48845,

48847,

60173,

61844,

64313,

67459,

67916
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-19089,

I-29840,

I-64026,

I-67735,

I-72656,

I-78167,

I-78169,

I-78168,
         I-
78963
KS
	87S0001
009,

83S00007
25,

83S00007
24,

94S00000
15,

2007S000
0355,

2008S000
0572,

2009S000
1362,

2011S000
1357,

2011S000
1820

KY 	M34790,

60021824
,

60022296
,

60022802
LA
	140362,

143422,

142114,

143973
ME
	MFN200
609,

MFN20798
6,

MFN20798
9,

MFN20801
3,

MFN10013
078,
	MFN100
17287,

MFN10023
160,

MFN10030
137,

MFN10030
135,

MFN10030
136,

MFN10031
242
MD
	SM19980
021,

SM1998001
9,

SM1998001
7,

SM1998001
8,

SM2006231
2,

SM2007289
5,

SM2009130
1,

SM2011074
5,

SM2011074
7,

SM2011074
6,

SM2011149
6
MA
	040458
37,

04045834
,

04045841
,

04045844

MI
	935635,

935637,

935640,

935642,

948659,

952471,

957465,

962897,

962898,

962899,

963769,

964562
MN 	R-
42778.1
MS
	6002898
8,

60028993
,

60028992
,

60028989
,

60042315
,
	6004607
7,

60051164
,

60056626
,

60056624
,

60056625
,

60057193
MO 	2000-00609,
          Q-
MT-1289,
          Q-
MT-1290,

1993-
00673,

2007-
02346,

R2009-
1,041,

R2011-
850
MT 	28405,

9201,

9204,

28321,

58150,

61652,

66251,

71636,

71637,

71638,

73903
NE		22604,

11060,

11064,

25994,

66713,

70501,

75675,

81303,

81305,

81304,

82076,

82907
NV	*
NH	*
NJ 	MF-
0645,

MF-9430,

MF-9735
NM	6819,

14071,

14067,

14065,

23838,

27482,

32459,

37878,

37879,

37880,

38672
NY	S 27 53
23,
          S
32 88 23,
          S
27 53 17,
          S
27 53 21,
          S
31 66 37,
          S
32 02 39,
          S
32 49 66,
          S
32 94 61,
          S
27 53 22
NC	14485
ND	U560,

U557,

U561,

U563,

AV916,

AZ959,

BE516,

BK690,

BK692,

BK691,

BL584
OH 	79173

81042,

81825
OK 	SE-
2191382,

SE-
2185997,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2191378,

SE-
2195592,

SE-
2203842,

SE-
2203843,

SE-
2203844,

SE-
2204793,

SE-
2205678
OR	2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2007-
1913,

2001-
1466,

2009-
871,

2011-
690,

2011-944

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF
11225,

MF
11218,

MF
11220,

MF
16660,

MF
17274,

MF
17999,

MF18887,

MF 19034
SD 	9889,

10195,

10196,

10597,

37884,

41977,

46218,

51538,

51540,

51539,

52430
TN 	 RM11-
1785,

M11-
2172,

TX    C
39434,

C 39435,

C 39438,

C 42953,

C 81352,

C 85436,

C 90824,

C96338,

C96340,

C96339,

C97078,

C 97938
UT	006-
6364-13,

007-1835-
18,

007-1923-
84
VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
22,

1/16/98-
25,

10/17/06
-02,

11/06/07
-27,

6/12/09-
01,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06,

6/13/11-
01,

9/20/11-
01
VA
	118050
WA
	6001980
6,

60019819
,

60019807
,

60019803
,

60043000
,

60046878
,

60052002
,

60057497
,

60057498
,

60057499
,

60058188

WV	MF-
24145,

MF-
24125,

MF-
24121,

MF-
24123,

MF-
56705,

MF-
60744,

MF-
66075,

MF-
71847,

MF-
71846,

MF-
71845,

MF-72680

WI
	341392
-03,

341390-
03,

341393-
03,

341394-
03,

508542-
03,

524319-
03,

560787-
03,

608342-
03,

608343-
03,

608344-
03,

615414-
03

WY	21645
PUERTO RICO   S-
19806,

S-29875,

S-31750,

S-34013,

S-37583,

S-37586,

S-40832,

S-40832-1,

S-40833,

S-40833-1,

S-41309


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Prospectus included: Stock Fund, Mid Cap Fund, Small Cap Fund, TrendStar Small Cap Fund, International Fund, International Discovery Fund, Global Equity Fund, Core Bond Fund, Core
Plus Bond Fund and Unconstrained Bond Fund

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
803 West Michigan Street, Milwaukee, WI  53233


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of
Scout Funds:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, Scout International Fund,
Scout International Discovery Fund, Scout Core Bond Fund,  Scout
Core Plus Bond Fund, Scout Global Equity Fund, and Scout
Unconstrained Bond Fund (each a "Fund" and collectively, the
"Funds"), complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940 ("the Act")
as of September 30, 2011. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination."
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight
Board (United States), and accordingly, included examining on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2011, and with respect to agreement of security purchases and sales, for the period from June
30, 2011 (the date of our last examination) through September 30,
2011:
*	Confirmation of all securities held by institutions in book entry form by The Depository Trust Company, Federal Reserve Bank of Kansas City, Fidelity Investments, Federated Investors, and Citibank Global Transaction Services.

*	Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity); and

*	Agreement of 6 security purchases and 6 security sales or maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.
In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
April 2, 2012

Management Statement Regarding Compliance with Certain Provisions of
the Investment 	Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, Scout International Fund, Scout International Discovery Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Global Equity Fund, and Scout Unconstrained Bond Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of September 30, 2011, and from June 30, 2011 through September 30, 2011.

Based on this evaluation, we assert that the Trust was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2011 and from June 30, 2011 through September 30, 2011, with respect to securities reflected in the investment accounts of the Funds.


Scout Funds
By:



Scott Betz, Treasurer

April 2, 2012
Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202
In connection with your examination of management's assertion included in the Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 regarding compliance of Scout Funds (the "Trust"), comprising the Scout Stock
Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar
Small Cap Fund, Scout International Fund, Scout International
Discovery Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund,
Scout Global Equity Fund, and Scout Unconstrained Bond Fund (each a
"Fund" and collectively, the "Funds"), with certain requirements of the Investment Company Act of 1940 (the "Act"), and that the Trust complied with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investment by Registered Management Investment Companies," of the Act as of September 30, 2011, and during the period from June 30, 2011 through September 30, 2011, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination:
1.	We are responsible for establishing and maintaining effective internal controls for the Trust over the custody, segregation and safekeeping functions with respect to securities in the investment accounts of each of the Funds.
2.	We have evaluated the adequacy of the Trust's internal controls and have concluded that the Trust maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the custody, segregation and safekeeping functions with respect to securities in the investment accounts of each of the
Funds, based on the requirements subsections (b) and (c) of Rule
17f-2 of the Act.
3.	We have made available to you all records and documentation related to compliance with the requirements of subsections (b) and (c) of
Rule 17f-2 of the Act.
4.	There have been no:
a.	Fraud or possible irregularities involving management or employees who have significant roles in internal control that could have an effect on the assertion regarding our assessment of the
effectiveness of the Trust's internal controls between June 30, 2011 and the date of this letter.
b.	Communications from regulatory agencies concerning noncompliance with, or deficiencies in compliance with, the applicable laws and regulations pertaining to the requirements of subsections (b) and
(c) of Rule 17f-2 of the Act, including communications received between June 30, 2011 and the date of this letter. Further, we have advised you of any regulatory examination in progress or completed for which reports have not yet been issued.
5.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Funds received in communications from employees, former employees, analysts, regulators, short sellers, or others.
6.	There are no unasserted claims or assessments that legal counsel has advised us are probable of assertion and must be disclosed in accordance with Accounting Standards Codification (ASC) Section 450.
7.	There have been no changes subsequent to September 30, 2011 that would significantly affect management's assertion.
8.	There were no securities of Scout Funds located in the vault of UMB
Bank, N.A., as of September 30, 2011.


Scott Betz, Treasurer
Scout Funds

Larry Schmidt, Executive Vice
President
UMB Bank, n.a.